UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On December 19, 2025, TNL Mediagene (the “Company”) announced a share consolidation of the Company’s ordinary shares at a ratio of 1-for-20 (the “Share Consolidation”). On December 2, 2025, the Company’s shareholders approved a share consolidation ratio within a range of consolidation of up to 1-to-100 at the Company’s 2025 Annual General Meeting of Shareholders and authorized the Board of Directors of the Company to determine and execute the final ratio and exact date, as described in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on December 5, 2025. The Company’s Board of Directors subsequently approved the final share consolidation ratio of 1-for-20 on December 9, 2025.

The Company’s ordinary shares are expected to trade on such split-adjusted basis on the Nasdaq Capital Market with a newly assigned CUSIP number of G8924F121 at the open of business on December 23, 2024. When the Share Consolidation becomes effective, every twenty (20) shares of the Company’s issued and outstanding ordinary shares will be combined into one (1) issued and outstanding ordinary share. No fractional shares will be issued in connection with the Share Consolidation. This will reduce the number of outstanding ordinary shares from 51,115,851 shares to approximately 2,555,793 shares, based on the number of ordinary shares outstanding on December 18, 2025. Shareholders who would otherwise receive a fraction of an ordinary share resulting from the Share Consolidation will be rounded up to the nearest whole number of ordinary shares. With the Share Consolidation, the Company expects to increase the per-share trading price of the ordinary shares to enable the Company to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

Furthermore, following the Share Consolidation, the exercise or conversion prices of the Company’s outstanding warrants, earnout shares, equity-based awards and other equity instruments will be adjusted proportionally in accordance with the Share Consolidation.

A copy of the press release regarding the Share Consolidation is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated December 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 19, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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